Exhibit 16.1

March 25, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated March 25, 2016, of Dawson Geophysical Company and are in agreement with the statements contained in the third, fourth and fifth paragraphs on page 1 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP